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 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                      Announcement of Resolutions Passed
                           at the Fourth Meeting of
                 the Second Session of the Board of Directors

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| China Petroleum & Chemical Corporation ("Sinopec Corp.") and all members of |
| its board of directors warrant the authenticity, accuracy and completeness | | of the information contained in this announcement, and severally and jointly| | accept full responsibility for any misrepresentations, misleading statements|
| or material omissions contained in this announcement.                       |
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The Fourth Meeting of the Second Session of the Board of Directors of Sinopec
Corp. was held at Sinopec Corp.'s offices on 28 October 2003. Thirteen directors should be present at the meeting and ten directors were present at the meeting. Messrs. Chen Tonghai, Chairman, Wang Jiming, Vice Chairman, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Cao Yaofeng, directors, attended the meeting. Messrs. Liu Kegu, Fan Yifei and Zhang Youcai, directors, were unable to attend the meeting due to business engagement. Messrs. Liu Kegu and Fan Yifei, directors, appointed and authorised Mr Wang Jiming, and Mr. Zhang Youcai, director, appointed and authorised Mr. Chen Qingtai, director, as their respective attorneys and to vote on their behalf at the meeting. A quorum as set out in the provisions of the Articles of Association was present. The meeting was convened and chaired by Mr Chen Tonghai, and after careful consideration by the directors at the meeting, the following resolutions were passed:

1. The resolution relating to the On-going Connected Transactions of Sinopec Corp. (please refer to the details in the China Securities News, Shanghai Securities Times, Securities Times, Hong Kong Economic Times (Hong Kong) and South China Morning Post (Hong Kong, English) which are to be published on 29 October 2003) was approved and that the board of directors of Sinopec Corp. be and is hereby authorized to do all such further acts and things and execute all such further documents and take all such steps which in its opinion may be necessary in connection with the On-going Connected Transactions.

2. The convening of the Third Extraordinary General Meeting of Sinopec Corp. for the year 2003 to be held on Thursday, 18 December 2003 and the issue of the notice convening such meeting was approved (please refer to the details in the China Securities News, Shanghai Securities Times, Securities Times Hong Kong Economic Times (Hong
         Kong) and South China Morning Post (Hong Kong, English) which are to be published on 29 October 2003).

3. The resolution relating to the acquisition of Maoming Ethylene by Sinopec Corp. was approved (please refer to the details in the China Securities News, Shanghai Securities Times, Securities Times, Hong Kong Economic Times (Hong Kong) and South China Morning Post (Hong Kong, English) which are to be published on 29 October 2003).

4. The resolution relating to the adjustments to the investment plan of Sinopec Corp. for the year 2003 was approved.

5.       The third quarterly report of the year 2003 was approved.

                                            By Order of the Board
                                            Chen Ge
                                            Secretary to the Board of Directors



Beijing, the PRC, 28 October 2003